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ANNUAL AUDITED REPORT FORM X-17A-5 * PART III

SEC FILE NUMBER
8-69631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panmure Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New Change

(No. and Street)

London	U.K.	EC4M9AF
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarke Gray (212) 916-7450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 04 2019

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panmure Securities Limited, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

2/25/19

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, *if there is other comprehensive income in the period(s) presented*, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PANMURE GORDON SECURITIES LIMITED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

PANMURE GORDON SECURITIES LIMITED

CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Panmure Gordon Securities Limited
One New Orange London, U.K.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Panmure Gordon Securities Limited as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Panmure Gordon Securities Limited as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Panmure Gordon Securities Limited's management. Our responsibility is to express an opinion on Panmure Gordon Securities Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Panmure Gordon Securities Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Panmure Gordon Securities Limited's auditor since 2016.
New York, New York
February 28, 2019

PANMURE GORDON SECURITIES LIMITED

Statement of Financial Condition

December 31, 2018

ASSETS:	
Cash	$ 444,221
Due from affiliate	37,983
Other assets	546
TOTAL ASSETS	$ 482,750
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Accounts payable and accrued expenses	$ 31,289
TOTAL LIABILITIES	31,289
STOCKHOLDER'S EQUITY	
Common stock, $1par value, 2 shares authorized, 1 share issued and outstanding	1
Additional paid-in capital	654,879
Accumulated deficit	(203,419)
TOTAL STOCKHOLDER'S EQUITY	451,461
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$482,750

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Panmure Gordon Securities Limited ("the Company", "the LLC", "or "PGSL") was organized in the United Kingdom on April 30, 2015. The Company commenced operations as a broker/dealer on July 5, 2016, the date it was approved as a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is a wholly subsidiary of Panmure Gordon & Co. P.L.C.("the Parent"). P G S L povides chaperoning services to its affiliated company, Panmure Gordon (UK) Ltd.,("the Affiliate") under an exclusive 15a-6 agreement between the companies.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statement and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies(continued)

Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the base of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. At December 31, 2018 deferred taxes result entirely from operating losses.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase which are not held for sale in the ordinary course of business. As of December 31, 2018 the Company had no cash equivalents.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC).

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that for the first year of a broker dealer the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 2 - Net Capital Requirements(continued)

For the year ended December 31, 2018, under an exclusive 15a-6 agreement the Company had revenues derived from commissions from its Parent which accounted for 100% of total revenue. As such the Company is dependent on its Parent as its sole source of capital and revenue. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirement or otherwise.

At December 31, 2018, the Company had net capital of $412,932 which was $162,932 in excess of its net capital requirement of $250,000. At December 31, 2018 the Company's ratio of aggregate indebtedness to net capital is .08 to 1. The Company is exempt from the provisions of the rule 17a-5(e)(4) of the Securities Exchange Commission as of December 31, 2018

Note 3 - Income Taxes

The Company is a c-corp for tax purposes, and accordingly files federal, state and local tax returns. Due to inception to date losses no provision or liability for federal and state income taxes has been included in the financial statements nor has any benefit been taken The Company is subject to federal, state and local taxes. In 2018 the Company had no liability for such taxes as of December 31, 2018.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a deferred income tax asset of approximately $42,718 at December 31, 2018 related to the inception to date net losses. A valuation allowance has been established offsetting the $42,718 as the ultimate realization of these benefits is uncertain. The allowance increased approximately $12,000 in 2018. The Company had net operating loss carry forwards of approximately $203,419 as of December 31, 2018, which will begin to expire in 2036.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Affiliate effective April 15, 2017 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business.

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by the Parent will be reimbursed by the Company at cost including that for use of the professional staff, office space and certain other administrative services paid by the Parent.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

The due from affiliate at December 31, 2018 of $37,983 represents commission allocations net of expense allocations from the Parent.

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 28, 2019 the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.